                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                           _______________________

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)
                                 Final Amendment
                           _______________________

                      STAMFORD TOWERS LIMITED PARTNERSHIP
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                           STEEL HILL PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                                   (Bidders)

                                DEPOSITARY UNITS
          (representing assignments of limited partnership interests)
                                (Title of Class
                                 of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)
                           _______________________

                  Michael L. Ashner                    Copy to:
             Steele Hill Partners L.L.C.            Mark I. Fisher
          100 Jericho Quadrangle, Suite 214      Rosenman & Colin LLP
            Jericho, New York  11735-2717         575 Madison Avenue
                   (516) 822-0022           New York, New York  10022-2585
                                                    (212) 940-8877

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                        (continued on following pages)
                             (Page 1 of 5 Pages)

CUSIP No.:  NONE                      14D-1                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                           Steele Hill Partners L.L.C.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              AF; WC

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
              Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
              195,912
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
              Approximately 2.50%
--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)
              OO

CUSIP No.:  NONE                      14D-1                    Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
              AP-GP Prom Partners Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)
              N/A
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
              Delaware
--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
              195,912*
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
              Approximately 2.50%
--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)
              CO

-------------------
*Represents Units owned by Steele Hill Partners L.L.C.

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

     This Amendment No. 3 (Final Amendment) amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on February 14, 1997 by Steele Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendments Nos. 1 and 2 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 2,300,000 of the outstanding Depositary Units ("Units") representing assignments of limited partnership interests of Stamford Towers Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") equal to $1.51 per Unit less the amount of any distributions made by the Partnership between February 14, 1997 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated February 14, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 195,712 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $295,525.12. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its partners."

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a)-(b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, New York City time, on Friday, March 21, 1997. Based on information provided by the Depositary to the Reporting Persons, pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, March 21, 1997, the Purchaser accepted for payment 195,712 Units, constituting approximately 2.50% of the outstanding Units."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1997

                                       STEELE HILL PARTNERS L.L.C.

                                       By:  AP-GP Prom Partners Inc.,
                                            its Managing Partner

                                       By:  /s/ Michael L. Ashner
                                            ----------------------------------
                                            Name:   Michael L. Ashner
                                            Title:  Vice President